Aeries Technology, Inc.
60 Paya Lebar Road, #08-13
Paya Lebar Square

Singapore 409051

February 9, 2024

VIA EDGAR

Attention:	Rebekah Reed Mara Ransom

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Re:	Aeries Technology, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed January 17, 2024 File No. 333-276173

Ladies and Gentlemen:

This letter sets forth the response of Aeries Technology, Inc. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated January 30, 2024, with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-1. Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement on Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 1 to Registration Statement on Form S-1, Filed January 17, 2024

Cover Page

1.	Staff’s comment: In your revised disclosure responsive to prior comment 3 here and on page 33, you state that the Class A ordinary shares being offered for resale pursuant to this prospectus “represent approximately 425.2% of the Class A ordinary shares outstanding as of January 11, 2024,” while on page 67, you state that this percentage refers to “our public float.” Please revise for consistency.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 67 of the Revised Registration Statement accordingly.

2.	Staff’s comment: We note your response to prior comment 10 and added disclosure on page 33 of potential profit that certain selling securityholders will earn based on the current trading price. Please revise to provide this disclosure on the prospectus cover page as well. Additionally, please clarify the potential return associated with the 3,711,667 Class A ordinary shares issued pursuant to certain subscription agreements and subject to the forward purchase arrangement discussed on page 46.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and page 33 of the Revised Registration Statement accordingly.

Unaudited Pro Forma Condensed Combined Financial Information

Description of the Business Combination, page 44

3.	Staff’s comment: We note your response to prior comment 8 and added disclosure regarding the Forward Purchase Agreements on page 46. Please further elaborate on the mechanics of the Forward Purchase Agreements, their impact to your financial condition, and how they operate in conjunction with the related Subscription Agreements. Clarify how the purchase price of the shares subject to the Forward Purchase Agreements has been or will be paid to the company, whether such payment is subject to return to the FPA holders pursuant to the Forward Purchase Agreements, and what will happen to the unsold shares held by the FPA holders at the end of the one-year term of the Forward Purchase Agreements. For example, please explain how payment to the company under the Subscription Agreements works in relation to the “prepayment” provisions of the Forward Purchase Agreements.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 33, 34, 46 and 54 of the Revised Registration Statement accordingly.

Aeries’ Management Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, page 67

4.	Staff’s comment: We note your response to prior comment 6 and reissue in part. In light of the significant number of redemptions, consideration paid pursuant to Non-Redemption Agreements and other uses of funds held in the SPAC’s trust account, and the unlikelihood that the company will receive significant proceeds from exercises of the warrants, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If there has been no material change in your liquidity position since the closing of the business combination in November 2023, please revise to state as much.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 67 of the Revised Registration Statement accordingly.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Debbie P. Yee of Kirkland & Ellis LLP at (713) 836-3600 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

AERIES TECHNOLOGY, INC.

By:	/s/ Sudhir Appukuttan Panikassery
Name:	Sudhir Appukuttan Panikassery
Title:	Chief Executive Officer

CC:	Debbie P. Yee, Kirkland & Ellis LLP Lance K. Hancock, Kirkland & Ellis LLP

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